-EARNINGS RELEASE-
         ELRON ELECTRONIC INDUSTRIES REPORTS $2.6 MILLION NET INCOME IN
                            THE FIRST QUARTER OF 2007

TEL AVIV, ISRAEL, MAY 21, 2007 - ELRON ELECTRONIC INDUSTRIES LTD. (NASDAQ &TASE:
ELRN) today reported a net income of $2.6 million, or $0.09 per share, for the first quarter of 2007, compared to a net loss of $3.5 million, or $0.12 per share, in the first quarter of 2006.

Elron's net income in the first quarter of 2007 resulted mainly from a $9.1 million gain (net of tax) from the merger between NetVision, Barak and GlobCall which was completed in January 2007. This gain was offset mainly by Elron's share in the net loss of its group companies in the amount of $7.4 million.

Elron's net loss in the three months ended March 31, 2006 resulted mainly from its share in the net loss of its group companies in the amount of $5.0 million and from the absence of gains from sales of shares of group companies or changes in holding in its group companies.

MAJOR INVESTMENTS AND EVENTS DURING THE FIRST QUARTER OF 2007 AND SUBSEQUENTLY

o NETVISION completed the merger with Barak International Telecommunications Services and Globcall Communications on January 25, 2007, creating a company with over $250 million in revenues. Elron now holds approximately 18% in NetVision.

o CHIPX (a 29% holding), completed the acquisition of certain U.S. based business assets of Oki Semiconductor Company, which will potentially double ChipX's revenues in 2007.

o On March 15, 2007, Elron completed the acquisition of approximately 34% of the outstanding shares of AQWISE WISE WATER SOLUTIONS LTD., in consideration for approximately $3.4 million. AqWise provides advanced biological wastewater treatment solutions which increase capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology.

o On April 19, 2007, Elron completed a new investment of approximately $1.2 million in BPT (BIO-PURE TECHNOLOGY) LTD. out of a $2.5 million financing round for approximately 19% of BPT's outstanding shares. BPT provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and various industries generating aggressive wastewater streams.

o On April 25, 2007, a definitive agreement for the sale by Elron's subsidiary, Elbit Ltd., of its real estate in Carmiel, Israel, was signed for approximately $11.6 million. The sale is expected to be completed during the second quarter of 2007. Upon completion of the sale, Elron expects to record a gain, after tax of approximately $3.5 million.

o Three of Elron's group companies, BRAINSGATE LTD. (22% held), STARLING ADVANCED COMMUNICATIONS LTD. (50% held directly and indirectly), and SELA - SEMICONDUCTOR ENGINEERING LABORATORIES LTD. (39% held directly and indirectly), are involved in an initial public offering process of their respective shares on the Tel-Aviv Stock Exchange. It is the intention of each of these companies to list on the TASE, subject to receiving a permit from the Israeli Securities Authority and market conditions. If these proposed public offerings occur, Elron intends to participate by investing an aggregate amount of up to $15 million. There is no assurance when or if at all, any of the proposed offerings will take place.

o Elron has purchased, in a series of open market transactions, approximately 391,000 ordinary shares of GIVEN IMAGING LTD. ("GIVEN IMAGING") (NASDAQ &
     TASE: GIVN) for an aggregate purchase consideration of approximately $9.9 million and its direct and indirect ownership interest in Given Imaging increased from approximately 20.8% to approximately 22.1% of Given Imaging's outstanding ordinary shares. In parallel transactions, Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, purchased the same number of shares of Given Imaging for the same aggregate consideration. It is the intention of each of Elron and DIC, subject to market conditions, to seek purchasing in parallel and on equal terms, of up to 2.5% of Given Imaging's outstanding shares, including the aforementioned purchases. There is no assurance that Elron and DIC will purchase the whole amount.

o On May 15, 2007 DIC, filed with the U.S. Securities and Exchange Commission, a preliminary statement on a Schedule TO-C regarding the possible purchase of additional shares of Elron, representing up to approximately 10% of Elron's outstanding shares, by way of a tender offer or in another manner. No timing, size or terms of such purchase have been determined and there is no assurance that such purchase will take place.

LIQUIDITY AND SHAREHOLDERS' EQUITY
As of March 31, 2007, Elron's cash, debentures and deposits amounted to approximately $110.1 million compared with $123.5 million at December 31, 2006. During the first quarter of 2007, Elron invested approximately $6.6 million in new and existing group companies.

Shareholders' equity at March 31, 2007, was approximately $301.1 million, representing approximately 94% of the total assets compared with $297.5 million representing approximately 91% of total assets at December 31, 2006.

"We completed over the past six months three new investments in highly innovative water technology companies, making us an influential player in this emerging global market. In addition, we continue to build our group companies and to use our significant cash resources to invest in new companies as well as in our group companies", said Doron Birger, Elron's President and CEO.

Investors may access Elron's first quarter financial report and a detailed management report on the company's web site: www.elron.com

CONFERENCE  CALL DETAILS:

MONDAY, MAY 21, 2007 10:00 A.M. (EDT); 5:00 P.M. ISRAEL DIAL IN NUMBERS:

IN THE US: 1 888 642 5032

IN THE UK: 0 800 051 8913

IN ISRAEL: 03 918 0691

INTERNATIONAL PARTICIPANTS: +972 3 918 0691

For your convenience, a REPLAY OF THE CALL will be available starting two hours after the call ends until Wednesday, May 23, 2007. To access the replay please dial 1-888-782-4291 (US), +972-3-925-5927 (ISRAEL) AND 0-800-028-6837 (UK).

ELRON ELECTRONIC INDUSTRIES LTD. (TASE & NASDAQ: ELRN), A MEMBER OF THE IDB HOLDING GROUP, IS A LEADING ISRAEL-BASED TECHNOLOGY HOLDING COMPANY DIRECTLY INVOLVED IN THE LONG-TERM PERFORMANCE OF ITS GROUP COMPANIES. ELRON IDENTIFIES POTENTIAL TECHNOLOGIES, CREATES STRATEGIC PARTNERSHIPS, SECURES FINANCING, AND RECRUITS HIGHLY QUALIFIED MANAGEMENT TEAMS. ELRON'S GROUP COMPANIES CURRENTLY COMPRISE A DIVERSE RANGE OF PUBLICLY-TRADED AND PRIVATELY HELD COMPANIES PRIMARILY IN THE FIELDS OF MEDICAL DEVICES, INFORMATION & COMMUNICATIONS TECHNOLOGY, CLEAN TECHNOLOGY AND SEMICONDUCTORS. FOR FURTHER INFORMATION, PLEASE VISIT WWW.ELRON.COM

COMPANY CONTACT:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net


 (Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

                                                    MARCH 31,       DECEMBER 31,
                                                       2007            2006
                                                  -------------    -------------
                                                    UNAUDITED         AUDITED
                                                  -------------    -------------

 ASSETS
Total current assets                               $124,391         $134,033
                                                  ----------        -----------

INVESTMENTS AND LONG-TERM RECEIVABLES
  Investments in affiliated companies               112,481          100,392
  Investments in other companies and
    long-term receivables                            69,009           68,215
    Deferred taxes                                    7,475            9,182
    Severance pay deposits                            1,712            1,662
                                                  ----------        -----------

 Total long-term assets                             190,677          179,451
                                                  ----------        -----------

 PROPERTY AND EQUIPMENT, NET                          1,269            7,223
                                                  ----------        -----------

   INTANGIBLE ASSETS                                  5,538            5,542
                                                  ----------        -----------

   Total assets                                    $321,875         $326,249
                                                  ==========        ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY
   Total current liabilities                       $ 13,674         $ 20,535
                                                  ----------        -----------

 LONG-TERM LIABILITIES
   Long-term loans from banks and others              2,147            2,113
   Accrued severance pay and retirement
     obligations                                      2,405            2,209
   Deferred taxes                                     1,365            1,408
                                                  ----------        -----------

   Total long-term liabilities                        5,917            5,730
                                                  ----------        -----------

 MINORITY INTEREST                                    1,137            2,480
                                                  ----------        -----------

   Total Shareholders' Equity                       301,147          297,504
                                                  ----------        -----------

   Total liabilities and shareholdes' equity       $321,875         $326,249
                                                  ==========        ===========

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

                                                        THREE MONTHS
                                                       ENDED MARCH 31,           YEAR ENDED
                                               -----------------------          DECEMBER 31,
                                                   2007           2006             2006
                                               ----------      ----------       -------------
                                                       UNAUDITED                  AUDITED
                                               --------------------------       -------------

 INCOME
   Revenues                                     $    981        $ 3,322         $ 12,863

   Equity in losses of affiliated companies       (5,308)         3,495)         (17,740)
   Gain from disposal of businesses and
     affiliated companies and changes in
     holdings in affiliated companies, net        11,714             16            2,547
   Other income, net                                 473          2,629           29,310
   Financial income, net                           1,406          1,084            4,051
                                               -------------   -------------   -------------

                                                   9,266          3,556           31,031
                                               -------------   -------------   -------------

 COSTS AND EXPENSES                                6,811          8,514           36,113
                                               -------------   -------------   -------------

 Income (loss) before taxes on income              2,455         (4,958)           5,082
 Taxes on income                                  (1,522)          (282)          (1,110)
                                               -------------   -------------   -------------
 Income (loss) after taxes on income                 933         (5,240)           6,192
 Minority interest in losses (income) of
   subsidiaries                                    1,635          1,727            9,224
                                               -------------   -------------   -------------


 Net income (loss)                              $     2,568     $(3,513)        $  3,032
                                               =============   =============   =============

 Income (loss) per share:
   Basic:
   Net income (loss)                            $     0.09      $ (0.12)        $   0.10
                                               =============   =============   =============
   Diluted:

   Net income (loss)                            $     0.09      $ (0.12)        $   0.07
                                               =============   =============   =============

Weighted average number of ordinary shares
  used in computing basic net income (loss)
  per share (thousands)                              29,601      29,514           29,532
                                               =============   =============   =============
Weighted average number of ordinary shares
  used in computing diluted net income (loss)
   per share (thousands)                             29,696      29,514           29,624
                                               =============   =============   =============


MANAGEMENT REPORT FOR THE FIRST QUARTER ENDED MARCH 31, 2007

The following discussion should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of March 31, 2007 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2006 and notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron's group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing certain of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and from the sale of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") in 2005 and 2006. Total proceeds from exit transactions since 2004 amounted to approximately $375 million. We have used the proceeds to distribute a dividend, in 2005, of $88.5 million to our shareholders and to continue investing in existing and new group companies. Since 2004 we and our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), invested approximately $187 million of which approximately $84 million was in 13 new companies and the balance of approximately $98 million was in existing group companies (mainly in Given Imaging). Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital. However, there is no assurance that a downturn will not re-occur or that the technology sector will continue to grow.

MAJOR TRANSACTIONS AND INVESTMENTS DURING THE FIRST QUARTER AND SUBSEQUENTLY

NETVISION LTD. ("NETVISION"). On January 25, 2007, NetVision, then held 36% by Elron and 36% by Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, completed a merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and a merger between NetVision and GlobCall Communications Ltd. ("Globcall"). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are all part of the IDB group. Following the transactions, Elron's, DIC's and Clal's holdings in NetVision are approximately 18%, 25% and 29%, respectively. As a result of the Barak merger and GlobCall merger, we recorded a gain of $10.3 million ($9.1 million net of tax). Elron continues to account for NetVision under the equity method due to a shareholders agreement between DIC, Elron and Clal in connection with voting at shareholders meetings including the appointment of directors.

CHIPX INC. ("CHIPX"). ChipX Corporation, a provider of differentiated ASIC (application specific integrated circuits) solutions, in which we hold 29%, completed in February 2007 the acquisition of the US ASIC business assets of Oki Semiconductor Company, a division of Oki America Inc. Oki is a global semiconductor company headquartered in Japan with offices worldwide offering a full range of digital integrated circuits from real time controllers to micro processors and network devices focusing on the communications and security industries. In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki Semiconductor's technology, libraries and foundry services. This transaction will boost ChipX's ASIC team capabilities and enable it to offer its customers a range of differentiated ASIC solutions of embedded arrays, gate arrays, structured ASICs and standard cell ASICs. In April, 2007 ChipX completed a private placement of $4.0 million from existing shareholders, of which we invested $1.3 million. The proceeds will be used mainly to finance ChipX sales and marketing activities in connection to the acquisition of the US ASIC business of Oki Semiconductors.

NEW INVESTMENT IN AQWISE - WISE WATER SOLUTIONS LTD. ("AQWISE"). On March 15, 2007 we completed the acquisition of approximately 34% of the outstanding shares of AqWise, an Israeli-based water technology company, from certain existing shareholders of AqWise in consideration for approximately $3.4 million. AqWise provides advanced biological wastewater treatment technologies which increase capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology. AqWise's solutions have been implemented worldwide in over 20 municipal and industrial plants, in various fields: pulp and paper, food and beverage, agricultural wastewater, chemical plants and aquaculture farms.

NEW INVESTMENT IN BPT (BIO-PURE TECHNOLOGY) LTD. ("BPT"). On April 19, 2007, Elron completed a new investment of approximately $1.1 million in BPT out of a $2.5 million financing round which was led by Elron and Aurum Ventures M.K.I. Following the investment, Elron holds approximately 19% of BPT's outstanding shares. BPT, an Israeli based water technology company, provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries; and enables high-grade separation and re-use of water and valuable materials within the process. BPT offers a cost-effective and environment-friendly process, employing its proprietary HMT(TM) (Hybrid Membrane Treatment (solution, based on NF (Nano-Filtration) membranes exhibiting high stability, selectivity and reliability. BPT's solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination.

SALE OF REAL ESTATE. On April 25, 2007, a definitive agreement for the sale by our subsidiary, Elbit Ltd., of its real estate in Carmiel, Israel, was signed for approximately $11.6 million. The agreement is subject to the right of the current tenant of the property, to notify Elbit within a period of thirty days, if it wishes to purchase the property on the same terms. The sale is expected to be completed during the second quarter of 2007. Upon completion of the sale, Elron expects to record a gain, after tax of approximately $3.5 million.

PROPOSED INITIAL PUBLIC OFFERINGS BY THREE OF OUR GROUP COMPANIES ON THE TEL AVIV STOCK EXCHANGE ("TASE"). On April 29, 2007 we announced that three of our group companies, BrainsGate Ltd., in which we hold approximately 22%, Starling Advanced Communications Ltd. ("Starling"), in which we hold approximately 27% directly and approximately 46% indirectly through our subsidiary RDC, and SELA - Semiconductor Engineering Laboratories Ltd. ("Sela"), in which we hold approximately 12% directly and approximately 54% indirectly through RDC, have filed requests with the Israeli Securities Authority and the TASE for proposed public offerings of their respective shares on the TASE. It is the intention of each of these companies to list on the TASE during the second quarter of 2007 or as soon as possible thereafter, subject to receiving a permit from the Israeli Securities Authority and market conditions. The pricing and extent of each proposed offering has not yet been determined. We intend to participate in these public offerings, by investing an aggregate amount of up to $15 million. There is no assurance when or if at all, any of the proposed offerings will take place.

PURCHASE OF GIVEN IMAGING LTD. ("GIVEN IMAGING") SHARES. During May 2007 and through May 17, 2007 we purchased approximately391,000 shares of Given Imaging on the open market for an aggregate purchase price of approximately $ $9.9 million. As a result, our direct and indirect (through our subsidiary RDC - Rafael Development Corporation ("RDC")) interest in Given Imaging increased from approximately 20.8% to approximately 22.1% of the outstanding shares of Given Imaging. DIC simultaneously purchased the same number of shares of Given Imaging for the same aggregate purchase price and is now owns 15.3% of the outstanding shares of Given Imaging. It is the intention of each of Elron and DIC, subject to market conditions, to seek purchasing in parallel and on equal terms, up to 2.5% of Given Imaging's outstanding shares, including the aforementioned purchases. There is no assurance that Elron and DIC will purchase the whole amount.

DIC PRELIMINARY STATEMENT TO PURCHASE UP TO APPROXIMATELY 10% OF ELRON'S OUTSTANDING SHARES. On May 15, 2007 DIC, filed with the U.S. Securities and Exchange Commission, a preliminary statement on a Schedule TO-C in connection with a prospectus filed by DIC on May 15, 2007 (in Hebrew) with the Israeli Securities Authority and the Tel Aviv Stock Exchange (the "Prospectus"). In the Prospectus, DIC stated that it is considering purchasing additional shares of Elron, representing up to approximately 10% of Elron's outstanding shares, by way of a tender offer or in another manner. No timing, size or terms of such purchase have been determined and there is no assurance that such purchase will take place.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
See our management report for the year ended December 31, 2006, regarding Elron's status with respect to the U.S. tax provisions regarding passive foreign investment companies ("PFIC").

CRITICAL ACCOUNTING POLICIES
We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2006 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described in the management report for the year ended December 31, 2006. In the first quarter of 2007 we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). For more information regarding FIN 48, see our Condensed Interim Consolidated Financial Statements as of March 31, 2007. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Company's retained earnings and financial position.

BASIS OF PRESENTATION

CONSOLIDATION. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

                             Three months ended March 31,
    ----------------------------------------------------------------------------
                2007                                      2006
    -----------------------------     ------------------------------------------
    RDC                               RDC                    3DV(1)
    SELA                              Galil Medical(1)       Starling
    Medingo                           SELA                   Enure(2)
    Starling                          Medingo

   (1) Galil Medical and 3DV have been consolidated through December 2006.

   (2) Enure has been consolidated through August 2006.

EQUITY METHOD. Our main group companies held by us or through Elbit, DEP and/or RDC accounted for under the equity method of accounting include:

                          Three months ended March 31,
    ----------------------------------------------------------------------------
              2007                                       2006
    ---------------------------------     --------------------------------------
    Given Imaging       3DV(1)            Given Imaging         AMT
    NetVision           AMT               Oncura(2)             Notal Vision
    ChipX               Notal Vision      NetVision             CellAct(3)
    Wavion              AqWise(4)         ChipX
    Galil Medical(1)                      Wavion

   (1) Galil Medical and 3DV have been accounted based on the equity method since December 2006
   (2) Oncura was sold in December 2006
   (3) CellAct was sold in February  2007
   (4) AqWise was  purchased  in March 2007

OTHER INVESTMENTS. Our main group companies held by us which are accounted for under the cost method or as available-for-sale include:

  COST:

                          Three months ended March 31,
--------------------------------------------------------------------------------
                2007                                        2006
------------------------------------------  ------------------------------------
Jordan Valley   BrainsGate    Neurosonix       Jordan Valley     BrainsGate
Impliant        NuLens        Atlantium        Impliant          NuLens
Teledata        Safend        Enure(1)         Teledata

             (1) Enure has been accounted at cost from August 2006

AVAILABLE-FOR-SALE SECURITIES - As of March 31, 2007 - Elbit Vision Systems and M-Wise.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THREE MONTHS ENDED MARCH 31, 2006.

The following tables set forth our results of operations in the reported period:

                                               THREE MONTHS ENDED MARCH 31,
                                          --------------------------------------
                                                  2007                 2006
                                              ------------         ------------
                                          (MILLIONS OF $, EXCEPT PER SHARE DATA)
    Net income (loss)                             2.6                 (3.5)
    Net income (loss) per share                   0.09                (0.12)

The net income we reported in the three months ended March 31, 2007 resulted mainly from a $9.1 million gain (net of tax) from the merger between NetVision, Barak and GloabCall (see above under "MAJOR TRANSACTIONS AND INVESTMENTS DURING THE FIRST QUARTER OF 2007"). This gain was offset mainly by our share in the net loss of our group companies in the amount of $7.4 million.

The net loss we reported in the three months ended March 31, 2006 resulted mainly from our share in the net loss of our group companies in the amount of $5.0 million and from the absence of gains from sales of our share of group companies.


The following table summarizes our operating results:

                                                                         Three months ended March 31
                                                                    --------------------------------------
                                                                         2007                  2006
                                                                    ---------------      -----------------
                                                                               (millions of $)
      Net revenues                                                             1.0                    3.3
       Net loss from equity investments                                       (5.3)                  (3.5)
      Gains from disposal of business and  affiliated companies
         and changes in holdings in affiliated companies                      11.7                      -
       Other income, net                                                       0.5                    2.7
      Finance income, net                                                      1.4                    1.1
                                                                               ---                    ---
       Total income                                                            9.3                    3.6
                                                                               ---                    ---
      Cost of revenues                                                         0.5                    1.8
      Operating expenses                                                       6.3                    6.7
      Total costs and expenses                                                 6.8                    8.5
                                                                               ---                    ---
      Loss from continuing operations before income taxes                      2.5                   (4.9)
                                                                               ---                    ---
      Taxes on income                                                         (1.5)                  (0.3)
      Minority interest                                                        1.6                    1.7
                                                                               ---                    ---
      Net income (loss)                                                        2.6                   (3.5)
                                                                               ---                  -----

INCOME

NET REVENUES. Net revenues consisted of sales of products and services by our subsidiaries, mainly SELA (and in 2006 - also Galil Medical). The following table sets forth these revenues:

                                                    Three months ended March 31,
                                                     2007                2006
                                                    -------------  -------------
                                                         (millions of $)
      Galil Medical(1)                                 -                 1.8
      SELA                                           1.0                 1.5
                                                     ---                 ---
                                                     1.0                 3.3
                                                     ---                 ---

(1) Galil Medical has been consolidated through December 2006.

    SHARE IN NET LOSSES OF AFFILIATED COMPANIES. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $5.3 million in the three months ended March 31, 2007, compared to $3.5 million in the same period in 2006. The increase resulted primarily from accounting for our investment in Galil Medical and 3DV in the three months ended March 31, 2007 based on the equity method while their results in the same period last year were consolidated.

    HIGHLIGHTS OF THE RESULTS OF OPERATIONS OF OUR MAJOR AFFILIATES:

    GIVEN IMAGING (NASDAQ: GIVN) (A 20.8% HOLDING DIRECTLY AND INDIRECTLY THROUGH RDC AS OF MARCH 31, 2007). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $23.1 million in the first quarter of 2007 compared to $20.3 million in the first quarter of 2006. Given Imaging's net income in the first quarter of 2007 was $0.1 million, compared to net loss of $3.0 million in the first quarter of 2006. Excluding the effect of the adoption of FAS123R, Given Imaging reported non-GAAP net income of $1.2 million in the first quarter of 2007, compared to a non- GAAP net loss of $1.7 million in the same period of 2006.


    In April, Japan's Ministry of Health, Labor and Wealth approved the PillCam SB Capsule and equipment for sale and marketing. In addition, Given Imaging signed a global strategic agreement with Fujinon Corporation to collaborate on research and development and sourcing as well as non-exclusive distribution activities.


    GALIL MEDICAL (A 20.5% HOLDING DIRECTLY AND INDIRECTLY THROUGH RDC). Galil Medical is a medical device company that develops, manufactures and markets medical supplies based on innovative cryotherapy technology while incorporating powerful freezing technolgy and revolutionary needle design to destroy malignant and benign tumors. Galil Medical revenues in the three month period ended March 31, 2007 amounted to $6.6 million, compared to $1.8 million in the same period in 2006. Through December 2006 Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it held a 25% interest which Galil Medical sold in December 2006. At the same time Galil purchased from Oncura its urology related cryotherapy business, thereby resulting in an increase in Galil Medical's revenues. Galil Medical's operating loss in the three month period ended March 31, 2007 amounted to $1.7 million, compared to $0.1 million in the same period in 2006, resulting from higher level of research and development and sales and marketing activities as a result from the purchase of the cryotherapy business.

    NETVISION (A 18% HOLDING) (TASE: NTSN). The following results of NetVision for the first quarter of 2007 and 2006 reflect the combined results of NetVision, Barak and GlobCall (hereafter: "NetVision Group") based on generally accepted accounting principles (GAAP) in Israel. NetVison Group's revenues in the three month period ended March 31, 2007 amounted to $72.0 million, an increase by 3% from $70.2 million in 2006. NetVision group's operating income in the three month period ended March 31, 2007 amounted to $2.9 million, compared to $6.2 million in the same period of 2006 and its net income amounted to $2.1 million compared to net loss $0.3 million, respectively. NetVision Group's broadband customer base at March 31, 2007 reached approximately 512,000 compared to 498,000 at December 31, 2006. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at March 31, 2007 according to which $1.00 equaled NIS 4.155.

We expect that most of our group companies as well as new companies in which we will invest will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).


GAINS FROM  DISPOSAL  OF  BUSINESSES  AND  AFFILIATED  COMPANIES  AND CHANGES IN
HOLDINGS IN AFFILIATED COMPANIES. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in the three months ended March 31, 2007 amounted to $11.7 million, mainly as a result of a $10.3 million gain ($9.1 net of tax) from the merger between NetVision, Barak and Globcall, a $1.0 million gain from exercise of options and debentures in Netvision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million. No gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies were reported in the three month period ended March 31, 2006.

OTHER INCOME, NET. Other income, net, amounted to $0.5 million in the three months ended March 31, 2007 compared to $2.7 million in the same period in 2006. The gain in first quarter of 2007 was mainly due to the sale of some of Mwise shares held by us for $0.5 million. The gain in first quarter of 2006 was mainly due to a $2.7 million gain resulting from the settlement of Mediagate's bank loan.

FINANCE INCOME, NET. Finance income, net, amounted in the three months ended March 31, 2007 to $1.4 million, compared to $1.1 million in the same period in 2006, mainly as a result of higher interest rates on our deposits and debentures.

EXPENSES

COST OF REVENUES. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly SELA (in 2006 - also Galil Medical). Cost of revenues in the three month period ended March 31, 2007 amounted to $0.5 million, compared to $1.8 million in the same period in 2006.

OPERATING EXPENSES. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly SELA and Starling (and in 2006 also Galil Medical and 3DV). The following table sets forth the operating expenses:

                                                 Three months ended March 31,
                                              ----------------------------------
                                                   2007                  2006
                                              ---------------    ---------------
                                                       (millions of $)
      Corporate                                     2.1                   1.6
      Galil Medical(1)                                -                   0.7
      SELA                                          0.6                   1.1
      Starling                                      1.7                   1.2
      3DV                                             -                   0.6
      Medingo                                       1.4                   0.5
      Enure                                           -                   0.6
      RDC                                           0.5                   0.3
                                                    ---                   ---
                                                    6.3                   6.7
                                                    ---                   ---

       (1) Galil Medical and 3DV have been consolidated through December 2006.
       (2) Enure has been consolidated through August 2006.

SELA's operating expenses amounted to $0.6 million in the three months ended March 31, 2007, compared to $1.1 million in the same period in 2006 and its operating loss amounted to $0.1 million and $0.2 million, respectively.

Starling's operating expenses and operating loss amounted to $1.7 million in the three months ended March 31, 2007, compared to $1.2 million in the same period in 2006. The increase resulted from the increase in research and development expenses.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at March 31, 2007, were approximately $113.4 million compared with $128.7 million at December 31, 2006. At March 31, 2007, corporate cash, debentures and deposits were $110.1 million compared with $123.5 million at December 31, 2006.

The main sources of corporate cash and other liquid instruments in the first quarter of 2007, were $0.5 million and $0.4 million of proceeds from the sale of Mwise and CellAct shares, respectively.

The main uses of the corporate cash and other liquid instruments in the first quarter of 2007, were $6.6 million of investments in our group companies, which included $3.4 million investment in AqWise, $1.8 million investment in AMT, a $0.8 million investment in Wavion, a $0.4 million loan to Starling and a $0.1 million loan to BPT. In addtion, we paid during the first quarter tax liability in the amount of $7.6 million, mainly with respect to the sale of Partner shares at the end of 2006.

Consolidated working capital at March 31, 2007 amounted to $110.7 million compared to $113.5 million at December 31, 2006.

Consolidated loans at March 31, 2007, were approximately $6.8 million, compared to $6.3 million at December 31, 2006.

Subsequent to March 31, 2007 and through May 16, 2007, we invested an additional aggregate amount of approximately $13.3 million, which include mainly $9.9 million purchase of Given Imaging shares in the open market, $1.3 million in ChipX, $0.8 million loan to Teledata and $1.0 million in BPT. We intend to purchase additional shares of Given Imaging (see above under "MAJOR TRANSACTIONS AND INVESTMENTS DURING THE FIRST QUARTER OF 2007 AND SUSEQUENTLY").

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at March 31, 2007, was approximately $301.1 million, representing approximately 94% of the total assets compared with $297.5 million representing approximately 91% of total assets at December 31, 2006.

                                    # # # # #

       ELRON ELECTRONIC INDUSTRIES LTD.
       AND ITS SUBSIDIARIES



                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2007
                                   (UNAUDITED)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED


                              FINANCIAL STATEMENTS


                              AS OF MARCH 31, 2007


                                    UNAUDITED


                                      INDEX




                                                                      PAGE
                                                                     ------

 CONSOLIDATED BALANCE SHEETS                                           1-2

 CONSOLIDATED STATEMENTS OF OPERATIONS                                  3

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                          4

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                 5-6

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                        7-13

 ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS                         14


                      - - - - - - - - - - - - - - - - - - -

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                               MARCH 31,      DECEMBER 31,
                                                                 2007             2006
                                                              -----------    --------------
                                                               UNAUDITED
                                                              -----------

    ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                   $ 30,475         $ 52,954
  Short-term investments                                        17,533           19,917
  Available for sale marketable securities                      65,352           55,862
  Trade receivables                                                619              642
  Other receivables and prepaid expenses*                        3,092            3,043
  Inventories                                                    1,509            1,615
  Asset held for sale                                            5,811                -
                                                              --------         --------

Total current assets                                           124,391          134,033
                                                              --------         --------

INVESTMENTS AND LONG-TERM RECEIVABLES
  Investments in affiliated companies                          112,481          100,392
  Investments in other companies and long-term receivables*     69,009           68,215
  Deferred taxes                                                 7,475            9,182
  Severance pay deposits                                         1,712            1,662
                                                              --------         --------

Total investments and long-term receivables                    190,677          179,451
                                                              --------         --------

PROPERTY AND EQUIPMENT, NET                                      1,269            7,223
                                                              --------         --------

INTANGIBLE ASSETS
  Goodwill                                                       2,742            2,742
  Other intangible assets                                        2,796            2,800
                                                              --------         --------

Total intangible assets                                          5,538            5,542
                                                              --------         --------

Total assets                                                  $321,875         $326,249
                                                              ========         ========


* Includes short-term receivables from related parties in the aggregate amount of $154 and $95 as of March 31, 2007 and December 31, 2006, respectively, and long-term receivables from related parties in the aggregate amount of $475 and $467 as of March 31, 2006 and December 31, 2006, respectively.


The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                 MARCH 31,     DECEMBER 31,
                                                                                   2007            2006
                                                                                -----------   --------------
                                                                                 UNAUDITED
                                                                                -----------

    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term loans from banks and others                                         $  2,353        $  1,891
  Current maturities of long-term loans from banks and others                       2,287           2,249
  Trade payables                                                                    2,154           2,988
  Other payables and accrued expenses                                               6,880          13,407
                                                                                 --------        --------

Total current liabilities                                                          13,674          20,535
                                                                                 --------        --------

LONG-TERM LIABILITIES
  Long-term loans from banks and others                                             2,147           2,113
  Accrued severance pay and retirement obligations                                  2,405           2,209
  Deferred taxes                                                                    1,365           1,408
                                                                                 --------        --------

Total long-term liabilities                                                         5,917           5,730
                                                                                 --------        --------

MINORITY INTEREST                                                                   1,137           2,480
                                                                                 --------        --------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of
    March 31, 2007 and December 31, 2006; Issued and outstanding: 29,600,775 and 29,592,748 shares as of March 31, 2007
    and December 31, 2006, respectively.                                            9,573           9,573
  Additional paid-in capital                                                      273,056         272,930
  Accumulated other comprehensive income                                            2,247           1,298
  Retained earnings                                                                16,271          13,703
                                                                                 --------        --------

Total shareholders' equity                                                        301,147         297,504
                                                                                 --------        --------

Total liabilities and shareholders' equity                                       $321,875        $326,249
                                                                                 ========        ========


The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                                                              THREE MONTHS               YEAR ENDED
                                                                                             ENDED MARCH 31,            DECEMBER 31,
                                                                                        ------------------------           2006
                                                                                           2007            2006        -------------
                                                                                                UNAUDITED
                                                                                        ------------------------

INCOME
  Revenues*                                                                              $    981        $  3,322        $ 12,863
  Equity in losses of affiliated companies                                                 (5,308)         (3,495)        (17,740)
  Gain from disposal of  businesses  and  affiliated  companies and changes
    in holdings in affiliated companies, net                                               11,714              16           2,547
  Other income, net                                                                           473           2,629          29,310
  Financial income, net                                                                     1,406           1,084           4,051
                                                                                         --------        --------        --------

                                                                                            9,266           3,556          31,031
                                                                                         --------        --------        --------
COSTS AND EXPENSES
  Cost of revenues                                                                            462           1,845           6,625
  Research and development costs, net                                                       2,375           2,908          11,758
  Marketing and selling expenses, net                                                         516             875           4,717
  General and administrative expenses                                                       3,454           2,881          12,995
  Amortization of intangible assets                                                             4               5              18
                                                                                         --------        --------        --------

                                                                                            6,811           8,514          36,113
                                                                                         --------        --------        --------

Income (loss) before taxes on income                                                        2,455          (4,958)         (5,082)
Taxes on income                                                                            (1,522)           (282)         (1,110)
                                                                                         --------        --------        --------
Income (loss) after taxes on income                                                           933          (5,240)         (6,192)
Minority interest in losses of subsidiaries                                                 1,635           1,727           9,224
                                                                                         --------        --------        --------

Net income (loss)                                                                        $  2,568        $ (3,513)       $  3,032
                                                                                         ========        ========        ========

Income (loss) per share:
  Basic:
  Net income (loss)                                                                      $   0.09        $  (0.12)       $   0.10
                                                                                         ========        ========        ========

  Diluted:
  Net income (loss)                                                                      $   0.09        $  (0.12)       $   0.07
                                                                                         ========        ========        ========

Weighted  average number of ordinary  shares used in computing basic net
  income (loss) per share (thousands)                                                      29,601          29,514          29,532
                                                                                         ========        ========        ========
Weighted  average  number of ordinary  shares used in computing  diluted
  net income (loss) per share (thousands)                                                  29,696          29,514          29,624
                                                                                         ========        ========        ========

* Includes revenues from related parties in the amount of $1,744 for the three months ended March 31, 2006 and $6,699 for the year ended December 31, 2006, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                    ACCUMULATED              TOTAL
                                                                        ADDITIONAL    OTHER                  SHARE-        TOTAL
                                                 NUMBER OF     SHARE      PAID-IN  COMPREHENSIVE RETAINED   HOLDERS'   COMPREHENSIVE
                                                   SHARES     CAPITAL     CAPITAL     INCOME     EARNINGS    EQUITY    INCOME (LOSS)
                                                 ----------   -------   ---------   ---------   --------   ---------   -------------
 AUDITED
BALANCE AS OF JANUARY 1, 2006                    29,483,455   $ 9,572   $ 271,132   $  10,741   $ 10,671   $ 302,116
Exercise of options                                 109,293         1         527                                528
Stock - based compensation                                -         -         344           -          -         344
Capital  transaction in affiliated  company
  (gain on purchase by affiliate of its
  subsidiary's preferred stock)                           -         -         927           -          -         927
Other comprehensive loss, net of tax:
  Unrealized gain on available for sale
    securities                                            -         -           -       6,493          -       6,493
  Reclassification adjustment for gain
    realized included in net income                       -         -           -     (16,645)         -     (16,645)   (16,653)
  Foreign currency translation adjustments                -         -           -         709                    709        709
Net income                                                -         -           -           -      3,032       3,032      3,032
                                                 ----------   -------   ---------   ---------   --------   ---------   --------

BALANCE AS OF DECEMBER 31, 2006                  29,592,748   $ 9,573   $ 272,930   $   1,298   $ 13,703     297,504
Total comprehensive loss                                                                                               $(12,912)
                                                                                                                       ========

Exercise of options                                   8,027         -          40           -          -          40
Stock - based compensation                                -         -          86           -          -          86
Other comprehensive loss, net of tax:
  Unrealized gain on available for sale
    securities                                            -         -           -       1,204          -       1,204
  Reclassification adjustment for gain
     realized included in net loss                        -         -           -        (487)         -        (487)      (487)
  Foreign currency  translation  adjustments
    included in net income due to decrease in
    holdings in affiliated company                                                       (265)                  (265)      (265)
  Foreign currency translation adjustments                -         -           -         497          -         497        497
Net income                                                -         -           -           -      2,568       2,568      2,568
                                                 ----------   -------   ---------   ---------   --------   ---------   --------

BALANCE AS OF MARCH 31, 2007 UNAUDITED           29,600,775   $ 9,573   $ 273,056   $   2,247   $ 16,271   $ 301,147
                                                 ==========   =======   =========   =========   ========   =========   ========
Total comprehensive income                                                                                             $  2,313
                                                                                                                       ========

BALANCE AS OF JANUARY 1, 2006                    29,483,455   $ 9,572   $ 271,132   $  10,741   $ 10,671   $ 302,116
Exercise of options                                  48,500         -         242                                242
Stock - based compensation                                -         -          94           -          -          94
Other comprehensive loss, net of tax:
  Unrealized loss on available for sale
    securities                                            -         -           -      (1,480)         -      (1,480)    (1,480)
  Reclassification asustment for loss realized
    Rand other than temporary impairment
    included in net loss                                  -         -           -         242          -         242        242
  Foreign currency translation adjustments                -         -           -         (75)                   (75)       (75)
Net loss                                                  -         -           -           -     (3,513)     (3,513)    (3,513)
                                                 ----------   -------   ---------   ---------   --------   ---------   --------

BALANCE AS OF MARCH 31, 2006 UNAUDITED           29,531,955   $ 9,572   $ 271,468   $   9,428   $  7,158   $ 297,626
                                                 ==========   =======   =========   =========   ========   =========   ========
Total comprehensive loss                                                                                               $ (4,826)
                                                                                                                       ========

                                       4

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                        THREE MONTHS        YEAR ENDED
                                                                                       ENDED MARCH 31,     DECEMBER 31,
                                                                                    --------------------      2006
                                                                                      2007        2006     ------------
                                                                                          UNAUDITED
                                                                                    --------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                $  2,568    $ (3,513)   $  3,032
  Adjustments to reconcile net income (loss) to net cash used in operating activities:
    Equity in losses of affiliated companies                                          5,308       3,495      17,740
    Minority interest in losses of subsidiaries                                      (1,635)     (1,727)     (9,224)
    Loss (gain) from  disposal of businesses and affiliated companies and
      changes in holdings in affiliated companies, net                              (11,712)        (16)     (2,547)
    Loss (gain) from sale of investments in available - for - sale securities          (480)        150     (24,899)
    Gain from settlement of a subsidiary's loan                                           -      (2,708)     (2,708)
    Depreciation and amortization                                                       247         270       1,192
    Equity in losses (gains) of partnerships                                            120         238         672
    Stock - based compensation and changes in liability in respect of call
      options                                                                           468         174         771
    Deferred taxes, net                                                               1,460         (13)     (4,243)
  Changes in operating assets and liabilities
    Decrease (increase) in trade receivables                                             23         517        (457)
    Decrease (increase) in other receivables and prepaid expenses                       196          68        (738)
    Decrease  in trading securities, net                                                 (1)          -          (2)
    Decrease (increase) in inventories and contracts-in-progress                        106          67      (1,069)
    Increase (decrease) in trade payables                                              (834)        283       2,589
    Increase (decrease) in other payables and accrued expenses (mainly
      provision for income taxes)                                                    (6,681)        192       7,195
    Other                                                                               190       1,043         843
                                                                                   --------    --------    --------
Net cash used in operating activities                                               (10,657)     (1,480)    (11,853)
                                                                                   --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in affiliated companies                                                 (5,999)          -     (18,395)
  Proceeds from sale of affiliated companies shares                                     413           -         992
  Change in cash and cash  equivalents  resulting from disposal of businesses
    and decrease in holdings in formerly consolidated subsidiaries  (Schedule A)          -           -        (808)
  Investment in other companies                                                        (140)     (6,439)    (25,153)
  Proceeds from sale of available for sale securities                                 4,069      21,353      82,332
  Investments in deposits                                                            (6,256)    (20,379)    (40,183)
  Investment in available for sale securities                                       (12,841)    (23,166)    (35,377)
  Proceeds  from deposits                                                             8,550      53,650      72,878
  Purchase of property and equipment                                                   (100)       (441)     (1,308)
  Proceeds from sale of property and equipment                                            -          15          19
                                                                                   --------    --------    --------
Net cash provided by investing activities                                           (12,304)     24,593      34,997
                                                                                   --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from options exercised                                                        40         242         527
  Repayment of long-term loans                                                           (2)          -        (105)
  Decrease in short-term bank loan, net                                                 176        (400)        208
  Receipt of short-term loans,  convertible loans and long-term loans from
    minority shareholders of a subsidiary                                               268           -       2,660
                                                                                   --------    --------    --------
Net cash used in financing activities                                                   482        (158)      3,290
                                                                                   --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (22,479)     22,955      26,434
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                             52,954      26,520      26,520
                                                                                   --------    --------    --------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                 $ 30,475    $ 49,475    $ 52,954
                                                                                   ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                       THREE MONTHS
                                                                      ENDED MARCH 31,                       YEAR ENDED,
                                                          ---------------------------------------          DECEMBER 31,
                                                                 2007                2006                     2006
                                                                                                    ------------------------
                                                                         UNAUDITED
                                                          ---------------------------------------

 Supplemental cash flow information:
 Cash paid for:
 Income taxes                                              $      7,642        $        463           $       794
                                                          =================== ===================   ========================

 Interest                                                  $         26        $         17           $        69
                                                          =================== ===================   ========================
 Non cash transaction
 Proceeds from sale of an affiliate not yet received       $        413        $          -           $         -
                                                          =================== ===================   ========================


        SCHEDULE A:

        CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM DISPOSAL OF
          BUSINESSES AND DECREASE IN HOLDINGS IN FORMERLY CONSOLIDATED
          SUBSIDIARIES

          Assets and liabilities at date of sale:

          Working capital  (working capital deficiency), net (except cash
            and cash equivalents)                                                    $  -        $    -       $  2,826

     Property and equipment                                                             -             -            709
     Minority interest                                                                  -             -        (10,036)
     Accrued severance pay, net                                                         -             -           (215)
   Long term loans                                                                      -             -         (1,401)
   Proceeds from repayment of loans and sale of shares of former subsidiary             -             -          2,633
     Other investments                                                                  -             -         (1,713)
     Investment in affiliated Companies                                                 -             -          6,389
                                                                                    -------     --------     ----------
Net  decrease in cash and cash equivalents                                           $  -        $    -       $   (808)
                                                                                    =======     ========     ==========


The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:-      GENERAL

              The accompanying unaudited condensed interim consolidated financial statements have been prepared as of March 31, 2007, and for the three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 6 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

              These financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2006 ("the Company annual financial statements") and accompanying notes.

              The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the period presented.

              Results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

              b. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

              c. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Company's retained earnings and financial position.

              d. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              e. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect of the adoption of SFAS No. 159 on its consolidated financial statements.

NOTE 3:-      MAJOR TRANSACTIONS

              a.  NETVISION

                  On January 25, 2007, NetVision Ltd. ("NetVision"), then held 36% by Elron and 36% by Discount Investment Corporation Ltd. ("DIC"), completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and the merger with GlobCall Communications Ltd. ("Globcall"), following which NetVision purchased from Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and from DIC, all of GlobCall's issued share capital in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobCall Merger"). The above mentioned exchange ratios were based upon companies valuations, that were issued to the parties by independent appraisers, according to which NetVision's value was estimated to be between 533,000 NIS (approximately $122,000) and 621,000 NIS (approximately $142,000), Barak's value was estimated to be between 456,000 NIS (approximately $105,000) and 529,000 NIS (approximately $121,000), and GlobCall's value was estimated to be between 67,000 NIS (approximately $15,000) and 90,000 NIS (approximately $21,000). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are part of the IDB group and are considered entities under common control.

                  Following the transactions, Elron's, DIC's and Clal's holdings in NetVision is approximately 18%, 25% and 29%, respectively. The merger was recorded in NetVision's financial statements based on the fair market value of NetVision ordinary shares issued, according to the purchase method of accounting. As a result of the Barak merger and GlobCall merger, Elron recorded gain of approximately $10,300 ($9,100 net of tax). In addition, Elron recorded gain in the amount of approximately $1,000 ($800 net of tax) as a result of exercise of options and debentures in NetVision.

                  Elron continues to account for NetVision under the equity method of accounting as together with DIC and Clal, Elron has a significant influence over Netvision.

              b.  AQWISE

                  On March 15, 2007, Elron completed the acquisition of approximately 34% of the outstanding ordinary shares of AqWise
                  - Wise Water Solutions Ltd., an Israeli-based water technology company ("AqWise"), from Polar Investments Ltd. (TASE: PLR) and other existing shareholders in consideration for approximately $3,400.

                  AqWise, headquartered in Israel with offices in Mexico, provides advanced biological wastewater treatment technologies. AqWise's patented AGAR(R) (Attached Growth Airlift Reactor) technology increases capacity and nutrient removal in wastewater treatment

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:-      MAJOR TRANSACTIONS (CONT.)

              b.  AQWISE (CONT.)

                  plants, utilizing advanced bio film technology to be used in existing plants or in new plants with limited space.

                  The excess of the purchase price over the company's share in the assets acquired and liability assumed amounted to approximately $3,400. The Company is evaluating the allocation of the purchase price to AqWise intangible assets.

                  Since the investment was in ordinary shares, the investment in AqWise is accounted for under the equity method of accounting under the provisions of APB 18.

              c.  GIVEN IMAGING

                  Subsequent to the balance sheet date, during May 2007 and through May 17, 2007 Elron purchased approximately 391,000 shares of Given Imaging Ltd. ("Given Imaging") on the open market for an aggregate purchase price of approximately $9,900. As a result, our direct and indirect (through Elron's subsidiary RDC - Rafael Development Corporation ("RDC")) interest in Given Imaging increased from approximately 20.8% to approximately 22.1% of the outstanding ordinary shares of Given Imaging. DIC, a 49% shareholder of Elron, simultaneously purchased the same number of shares of Given Imaging for the same aggregate purchase price and now owns 15.3% of the outstanding shares of Given Imaging.


              d.  BPT

                  Subsequent to the balance sheet date, on April 19, 2007, Elron completed a new investment of $1,125 in BPT (Bio-Pure
                  Technology) Ltd. ("BPT"), in consideration for 1,723,709 series A preferred shares. The aggregate financing round of $2,500 was led by Elron and Aurum Ventures M.K.I. In addition, as part of the transaction, Elron was issued with warrants to purchase an additional 430,927 preferred A shares at a price and upon conditions determined in the agreement. Following the investment, Elron holds approximately 19% of BPT on a fully diluted basis and on an as converted basis.

                  BPT, an Israeli based water technology company, provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries and enable high-grade separation and re-use of water and valuable materials within the process.

                  BPT offers a cost-effective and environment-friendly process, employing its proprietary HMT(TM) (Hybrid Membrane Treatment (solution, based on NF (Nano-Filtration) membranes exhibiting high stability, selectivity and reliability. BPT's solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination.

NOTE 4:-      ASSET HELD FOR SALE

              On April 25, 2007, a definitive agreement for the sale by our subsidiary, Elbit Ltd., of its real estate in Carmiel, Israel, was signed for approximately $11,600. The agreement is subject to the right of the current tenant of the property, to notify Elbit within a period of thirty days, if it wishes to purchase the property on the same terms. The sale is expected to be completed during the second quarter of 2007. Upon completion of the sale, Elron expects to record a gain, after tax of approximately $3,500, in the second quarter of 2007.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 5:-      CONTINGENT LIABILITIES

              There were no material changes in the status of the Company's contingent liabilities as described in the Company's annual financial statements, the details of which are as follows:

              1. During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint's assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed.
                  Otherwise, the application to recognize the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action.

              2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa
                  District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and were granted permission to appeal to the Supreme Court in Israel. On December 14, 2006, the Supreme Court referred the matter back to the Haifa District Court in order to decide whether the claim should be recognized as a class action. On April 11, 2007, the Haifa District court ordered that the plaintiffs submit a revised statement of claim as well as a revised motion to recognize the claim as a class action.

                  In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action

              3. During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to recognize the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

                  The Company denies all the allegations set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, more likely than not, will cause dismissal of the above claims.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 5:-      CONTINGENT LIABILITIES (CONT.)

              4. On September 20, 2006 Rafael Armaments Development Authority Ltd. ("Rafael") filed a claim with the Tel Aviv District Court against the company's 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense. The parties have agreed to refer to mediation proceedings.

                  Based on legal advice, the management is of the opinion that DEP and RDC have good defense arguments, which, more likely than not, will cause dismissal of the claim.


NOTE 6:-      RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

              a.  Effect on the statement of operations:

                                                                                     THREE MONTHS ENDED
                                                                                       MARCH 31, 2007
                                                         --------------------------------------------------------------------------
                                                             AS REPORTED              ADJUSTMENTS            AS PER ISRAELI GAAP
                                                         --------------------    ----------------------    ------------------------
                                                                                       UNAUDITED
                                                         --------------------------------------------------------------------------
                  Net income (loss)                       $       3,462             $   (16,011)               $    (12,549)
                  Basic net loss per share                         0.09                   (0.51)                      (0.42)
                  Diluted net loss per share                       0.09                   (0.51)                      (0.42)



                                                                                     THREE MONTHS ENDED
                                                                                       MARCH 31, 2006
                                                         --------------------------------------------------------------------------
                                                             AS REPORTED              ADJUSTMENTS            AS PER ISRAELI GAAP
                                                         --------------------    ----------------------    ------------------------
                                                                                       UNAUDITED
                                                         --------------------------------------------------------------------------

                  Net loss                                $      (3,513)           $     (4,682)               $     (8,195)
                  Basic net loss per share                        (0.12)                  (0.16)                      (0.28)
                  Diluted net loss per share                      (0.12)                  (0.16)                      (0.28)


                                                                                         YEAR ENDED
                                                                                     DECEMBER 31, 2006
                                                         --------------------------------------------------------------------------
                                                             AS REPORTED              ADJUSTMENTS            AS PER ISRAELI GAAP
                                                         --------------------    ----------------------    ------------------------
                                                                                        AUDITED
                                                         --------------------------------------------------------------------------

                  Net income (loss)                       $       3,032            $    (15,130)               $    (12,098)
                  Basic net income (loss) per share                0.10                   (0.51)                      (0.41)
                  Diluted net income (loss) per share              0.07                   (0.50)                      (0.43)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 6:-      RECONCILIATION TO ISRAELI GAAP (CONT.)


              b.  Effect on the balance sheet:

                                                                                        MARCH 31, 2007
                                                          --------------------------------------------------------------------------
                                                              AS REPORTED              ADJUSTMENTS            AS PER ISRAELI GAAP
                                                          --------------------    ----------------------    ------------------------
                                                                                        UNAUDITED
                                                          --------------------------------------------------------------------------

                  Total assets                               $  321,875              $     (61,714)            $    260,161

                  Total liabilities including
                    minority interest                            20,728                       (230)                  20,958

                  Total equity                                  301,147                    (61,944)                 239,203


                                                                                      DECEMBER 31, 2006
                                                          --------------------------------------------------------------------------
                                                              AS REPORTED              ADJUSTMENTS            AS PER ISRAELI GAAP
                                                          --------------------    ----------------------    ------------------------
                                                                                           AUDITED
                                                          --------------------------------------------------------------------------

                  Total assets                               $  326,249              $     (58,970)            $    267,279

                  Total liabilities including
                    minority interest                            28,745                       (957)                  29,702

                  Total equity                                  297,504                    (59,927)                 237,577

              c.  Material adjustments:

                  1. The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP detailed in Note 26 to the Company's annual financial statements for 2006 and from the following:

                        a.    NetVision

                              As described in Note 3a, under U.S GAAP the Barak Merger and GlobCall Merger were accounted in NetVision's financial statement at fair value according to the purchase method. Under Israeli GAAP, the Barak Merger and GlobCall Merger accounted as "as pooling" since these transactions are considered business combination between parties under common control. The difference between Elron's share in NetVision's shareholder's equity before and after the transactions was recorded by Elron as capital reserve, while under U.S GAAP it was recognized as a gain in the statement of operations.

                  2. Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS):

                        In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" ("the Standard"). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 6:-      RECONCILIATION TO ISRAELI GAAP (CONT.)

              c.  Material adjustments: (Cont.)

                  published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008.

                  Since the financial statements are in accordance to US GAAP, the Company includes in its financial statements a note of reconciliation between US GAAP and Israeli GAAP. Commencing January 1, 2008 the Company will include reconciliation between US GAAP to IFRS in a note to its financial statements.

                  The Company is evaluating the effect of the new Standard on its financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

DETAILS RELATING TO MAJOR INVESTMENTS AS OF MARCH 31, 2007:

                                                            CARRYING VALUE OF
                                                             THE INVESTMENT          MARKET VALUE OF THE PUBLICLY TRADED
                                            % OF                  AS OF                      INVESTMENTS AS OF:
                                          OWNERSHIP             MARCH 31,            MARCH 31,                MAY 17,
                                        INTEREST (1)            2007 (2)                2007                   2007
                                     -------------------- --------------------- --------------------  -----------------------

CONSOLIDATED COMPANIES:


Starling (3)                                 50%                     (693)                    -                        -
SELA (3)                                     39%                      335                     -                        -
Medingo (3)                                  50%                     (128)                    -                        -

AFFILIATED COMPANIES (EQUITY):
Given Imaging Ltd. (Nasdaq: GIVN) (3)        21%                    71,479              128,659                  169,338
NetVision Ltd. (TASE: NTSN)                  18%                    24,431               62,258                   63,809
ChipX                                        29%                     1,387                    -                        -
AMT                                          35%                     3,831                    -                        -
Wavion, Inc.                                 38%                        46                    -                        -
Galil Medical Ltd. (3)                       20%                     5,036                    -                        -
3DV Systems Ltd. (3)                         44%                     2,965                    -                        -
Notal Vision, Inc.                           23%                      (114)                   -                        -
Aqwise                                       34%                     3,422

AVAILABLE FOR SALE:
EVS (Nasdaq: EVSNF.OB)                        9%                     1,158                1,349                    1,402
MWise Inc.                                    7%                     1,419                1,420                    1,212

PARTNERSHIP:
Gemini Israel Fund L.P.                       5%                        16                    -                        -
InnoMed Ventures L.P.                        14%                     3,193                    -                        -

COST:
Jordan Valley Ltd.                           27%                     8,137                    -                        -
Impliant Inc.                                22%                     8,340                    -                        -
Teledata Ltd.                                21%                    16,000                    -                        -
Nulens Ltd.                                  29%                     4,360                    -                        -
Brainsgate Ltd.                              22%                     6,949                    -                        -
Enure Networks Ltd.                          41%                     2,215                    -                        -
Pulsicom Israel Technologies Ltd.            18%                        10                    -                        -
Safend Ltd.                                  26%                     3,700                    -                        -
Neurosonix Ltd.                              16%                     2,850                    -                        -
Atlantium Inc.                               31%                    10,006                    -                        -

(1)  On the basis of the outstanding share capital.

(2)  Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.


                      - - - - - - - - - - - - - - - - - - -